FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4
Item 2. Date of Material Change
December 1, 2021
Item 3. News Release
A press release announcing the change referred to in this report was issued on December 1, 2021. The press release was disseminated via Business Wire and subsequently filed on the Company's SEDAR profile.
Item 4. Summary of Material Change
Sierra Wireless Names Russell Jones as New Chair Effective January 1, 2022.
Item 5. Full Description of Material Change
On December 1, 2021, Sierra Wireless announced that Russell Jones, who has served on the Board of Sierra Wireless since 2018, has been appointed by the Board of Directors to be the new Chair effective January 1, 2022, replacing Robin Abrams who joined the Board in March 2010 and has served as Chair since October 2018. Ms. Abrams will continue to serve as a director on the company’s Board until her retirement from the Board at the upcoming Annual Meeting in the Spring of 2022.
Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7. Omitted Information
Not applicable
Item 8. Executive Officer
For further information, please contact
Samuel Cochrane, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1100.
Item 9. Date of Report
This material change report is dated as of December 3, 2021.